As filed with the Securities and Exchange Commission on April 3, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    14052H100
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                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 1, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  2  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

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      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Crocker-CT General Partnership

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      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) |X|

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      3
                SEC USE ONLY


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      4
                SOURCE OF FUNDS

                      OO
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      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
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                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   0
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  3  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

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      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Douglas Crocker II

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   0
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  4  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Cindy McHugh

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   0
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  5  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------



     This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC") on October 30, 2001 (the "Original Schedule 13D").


     The Reporting Persons are:

     (i) Crocker-CT General Partnership, an Illinois general partnership ("Crocker-CT");

     (ii) Mr. Douglas Crocker ("Crocker"), who is a general partner of Crocker-CT; and

     (iii) Ms. Cindy McHugh ("McHugh"), who is a general partner of Crocker-CT.

     Crocker and McHugh are the sole general partners of Crocker-CT.

     This statement relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock") of Capital Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Item 5 is amended as follows:

     (a) and (b) As of May 1, 2002, the Reporting Persons did not beneficially own any shares of Class A Common Stock.

     (c) On May 1, 2002, Crocker-CT sold 209,711 shares of Class A Common Stock at a price of $4.80 per share in an open market trading transaction.

     (e) As of May 1, 2002, the Reporting Persons no longer held any shares of Class A Common Stock and therefore any obligation of the Reporting Persons to report beneficial ownership of Class A Common Stock on Schedule 13D that may have arisen from the Stockholder Approval Agreement (as defined in the Original
Schedule 13D) has terminated as of such date.

     To the best of knowledge of the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Amendment No. 1 to Schedule 13D and ends on the date of filing of this Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            Crocker-CT General Partnership

                                            By: Douglas Crocker II and Cindy
                                                McHugh, its general partners

                                                /s/ Douglas Crocker II
                                                ----------------------
                                                Douglas Crocker II

                                                /s/ Cindy McHugh
                                                ------------------
                                                Cindy McHugh


                                            /s/ Douglas Crocker II
                                            ----------------------
                                            DOUGLAS CROCKER

                                            /s/ Cindy McHugh
                                            ---------------------
                                            CINDY MCHUGH